FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For May 9, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street, Vancouver, British Columbia, Canada V6B 4M9
(Address of principal executive offices)

Attachments:
      1.   Notice (Change in Year End) dated March 14, 2007

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___✓___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No ___✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: May 9, 2007   By:___*"Tony M. Ricci"*_____
                    Name

                    Its:____Chief Financial Officer
                         (Title)

PETAQUILLA MINERALS LTD.
410-475 West Georgia Street
Vancouver, BC, V6B 4M9

March 14, 2007

<u>NOTICE</u>

(a) Notice is hereby given, in accordance with Section 4.8 of National Instrument 51-102, that Petaquilla Minerals Ltd. (the Company") intends to change its year end from January 31 to April 30;

(b) On October 18, 2006, the Plan of Arrangement between the Company and Petaquilla Copper Ltd. became effective. The Company and Petaquilla Copper share many common facilities in Panama and collectively undertake the construction of roads and other infrastructure. Due to the Plan of Arrangement, the Company requires more time to ensure accuracy of its financial plan information, allocations between the Company and Petaquilla Copper Ltd. as well as audit preparation;

(c) the Company's old financial year end was January 31;

(d) the Company's new financial year end is April 30;

(e) the length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the Company's transition year and its new financial year are as follows:

Transition Year	Comparative Annual Financial statements to Transition Year	New Financial Year	Comparative Annual Financial Statements to New Financial Year	Interim Periods for Transition Year	Comparative Interim Periods to Interim Periods in Transition Year	Interim Periods for New Financial Year	Comparative Interim Periods to Interim Periods in New Financial Year
15 months ended 04/30/2007	12 months ended 01/31/2006	12 months ended 04/30/2008	15 months ended 04/30/2007	3 months ended 04/30/06	3 months ended 04/30/05	3 months ended 07/31/2007	3 months ended 07/31/06
				6 months ended 07/31/06	6 months ended 07/31/05	6 months ended 10/31/2007	6 months ended 10/31/06
				9 months ended 10/31/06	9 months ended 10/31/05	9 months ended 01/31/08	9 months ended 01/31/07
				12 months ended 01/31/07	12 months ended 01/31/06	12 months ended 04/30/2008	15 months ended 04/30/07

(f) the filing deadlines, as prescribed under sections 4.2 and 4.4 of National Instrument 51-102, for the interim and annual financial statements for the Company's transition year are as follows:

(i) The filing deadline for the Company's interim financial statements for its fourth quarter ended January 31, 2007 is March 17, 2007; and

(ii) The filing deadline for the Company's annual audited financial statements for its new financial year ended April 30, 2007 is July 29, 2007.

PETAQUILLA MINERALS LTD.

Per:

"Tony Ricci"
Tony Ricci, CFO